Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy and Duke Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Progress Energy’s and Duke Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011.

Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”

The following materials are excerpts from a transcript of Progress Energy, Inc.’s analyst call regarding a settlement agreement with the Florida Public Service Commission, held on January 23, 2012 at 11:00 a.m.

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

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But before he does, let me just briefly discuss where we are with respect to the Duke-Progress merger. We recently extended our merger agreement for another six months through July 8th as provided for in the merger agreement. We are working with Duke in developing a revised mitigation plan to address the market power concerns raised by FERC. Their significant value and the strategic combination of our two companies and the rationale remains compelling. We are working hard to develop a mitigation plan to satisfy FERC while preserving the essential benefits for our customers and shareholders.

At this point, given the complexity of the issues and the number of regulatory steps involved, we estimate it to be May or June at the earliest before the merger close. You might remember that we have to give 30 days’ notice to the North Carolina Utilities Commission before filing with the FERC. And after the FERC filing, we expect a 30-day comment period. We will have a better sense of the target close date as we file our mitigation plan in the weeks ahead.

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Paul Patterson – Glenrock – Analyst

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Okay. And then with respect to the merger, how confident do you guys feel about the mitigation plan being able to sort of satisfy North Carolina, South Carolina and FERC, and can you give us a little bit of flavor as to what we should be thinking about there?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

I can’t give you any flavor on what we’re thinking about until we file it, which I think is what you would expect.

You put your finger on the balancing act here, where you meet the FERC requirements on market power, you preserve the benefits to the retail customers and the benefits to your investors. And that’s the process we’re engaged in now, we have been working hard on this since the 14th or the 15th of December. I think in the next couple of weeks we’ll be ready to file the plan, but at this point we’re still working hard on it.

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